Tuesday, May 8th, 2018

To: C. Michael Jacobi, Chairman of the Board, Sturm, Ruger & Co., Inc.

Dear Mr. Jacobi,

Sturm Ruger investors, along with advocates for gun safety, racial justice, and Majority Action, have raised critical governance concerns about the company in recent weeks, which have thus far gone unaddressed. We write to you with a set of questions for which we believe Sturm Ruger shareholders deserve answers at its upcoming annual shareholder meeting tomorrow, May 9th.

The NRA nearly destroyed Smith and Wesson after the company agreed to a set of common-sense gun safety reforms in 2000.1 Today, Sandra Froman – an NRA leader who was a Vice President during the campaign against Smith and Wesson,2 and who, at minimum, enthusiastically endorsed that effort3 – sits on the Sturm Ruger board. Industries that produce potentially dangerous products must carefully manage the risks associated with that enterprise in order to achieve long-term sustainability. However, in no other such industry do companies decline to either (a) invest in basic technological and product safety innovations, or (b) proactively take responsibility and leadership for monitoring and controlling the distribution and use of their products, for fear of retaliation from an outside organization.

●	Why does your company contribute millions of dollars to an organization that would so aggressively undermine another gun manufacturer attempting to operate in its long-term shareholders’ best interests? What do you believe the NRA would do if your company took a position that is contrary to the NRA’s goals?
●	How is it appropriate to have a champion of a campaign to undermine another gun manufacturer on your board? How does her presence affect your board deliberations concerning risk management, particularly given her role on the Risk Oversight Committee? How do you manage this apparent conflict of interest?

Ms. Froman has served as an officer and board member of the Council for National Policy (CNP) while serving as a board member of Sturm Ruger.4 The CNP has an expressed interest in “Second Amendment” issues, and elevates extremists, racists, and conspiracy theorists into national policy dialogue.5 Froman’s leadership of the organization suggests, at a minimum, that she is comfortable spending time with, providing a forum for, and seeking “unity” with people who espouse extremist views; and, as part of CNP’s stated vision, advancing a national policy agenda informed by the views of its members. The CNP is also a highly secretive organization: members reportedly are not permitted to confirm their membership in CNP, and the organization has warned members not to

1 https://www.washingtonpost.com/news/retropolis/wp/2018/02/27/a-gunmaker-once-tried-to-reform-itself-the-nra-nearly-destroyed-it/?utm_term=.9ae58349779f

2 Sturm Ruger 2018 Proxy Statement, p. 4.

3 https://www.youtube.com/watch?v=zwOhAEoVz-E&feature=youtu.be&t=5m30s

4 https://www.sec.gov/Archives/edgar/data/95029/000138713118001915/mja-px14a6g_050318.htm

5 https://www.splcenter.org/hatewatch/2016/05/17/council-national-policy-behind-curtain divulge the date or location of meetings, meeting attendees or statements made at meetings. CNP even asks members not to attend other organizations’ meetings in the same city before or after a CNP meeting.6

●	Given the CNP’s secrecy, did Ms. Froman disclose to your company her leadership with the Council for National Policy, or did she withhold that information from you?
●	If she did disclose her leadership in CNP to Sturm Ruger, given that the CNP’s focus on Second Amendment issues establishes the organization’s nexus with the affairs of the company, did you not believe that information was germane to shareholders? In your view, would shareholders not be entitled to know who may be influencing your board members’ views on issues relevant to the company’s business?

Ms. Froman’s collaboration with Dr. Shockley as a graduate and undergraduate student to advance racist, pseudoscientific theories of the genetic inferiority of African Americans raises critical questions about her judgement and values.7 Though Ms. Froman attempted to downplay her role in these efforts, her dedication to her work with Dr. Shockley is clear from the recordings in the Stanford University Archives, and her role was independently corroborated by investigative journalists at Mother Jones.8 Sturm Ruger’s silence since this information was released last week has been deafening.

●	Why hasn’t Sturm Ruger demanded that Ms. Froman publicly denounce those views?
●	Do you believe that it is appropriate for a person who has worked to advance racist pseudoscience to sit on your board?

We anticipate that you will address these concerns tomorrow at your annual shareholder meeting, and we look forward to your response. If you have any questions, you may contact us at eli@majorityaction.us.

Sincerely,

Eli Kasargod-Staub
Co-founder, Majority Action

6 Ibid.

7 https://www.sec.gov/Archives/edgar/data/95029/000138713118001859/mja-px14a6g_050218.htm

8 https://www.motherjones.com/politics/2018/05/nra-leader-once-worked-for-professor-who-claimed-blacks-were-genetically-inferior/